Simpson Thacher & Bartlett LLP

900 G STREET, NW WASHINGTON, D.C. 20001 __________

TELEPHONE: FACSIMILE: +1-202-636-5502
Direct Dial Number +1-202-636-5548	E-mail Address benjamin.ruano@stblaw.com

VIA EDGAR	April 27, 2022

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-08932) Responses to Supplemental Comments on Post-Effective Amendment No. 140

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Samantha A. Brutlag

Dear Ms. Brutlag:

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Partners Funds” or the “Registrant”) to respond to supplemental comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 25, 2022 regarding Post-Effective Amendment No. 140 (the “Amendment”) to Artisan Partners Funds’ Registration Statement on Form N-1A and related to the Staff’s initial comments on the Amendment (each an “Initial Comment”), to which the Registrant responded via correspondence dated April 21, 2022 (the “Initial Response Letter”). To the extent responses below indicate that changes will be made in response to the Staff’s supplemental comments, those changes will be reflected in Artisan Partners Funds’ amendment pursuant to Rule 485(b) under the Securities Act (the “485(b) Amendment”).

A summary of the Staff’s supplemental comments, and Artisan Partners Funds’ responses thereto, are set forth below.

Prospectus

1.

Comment: The Staff believes that funds with “sustainable” in their names should adopt an 80% investment policy to invest in securities of “sustainable” issuers pursuant to Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”). Accordingly, please modify the Fund’s 80% investment policy to reflect the Fund’s policy with respect to “sustainable” issuers in addition to issuers in emerging and less developed markets.

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO

Simpson Thacher & Bartlett LLP
U.S. Securities and Exchange Commission	-2-	April 27, 2022

Response: As stated in the Initial Response Letter, the Registrant respectfully notes that the Names Rule generally requires that if a fund’s name suggests a particular type of investment, industry or geographic focus, then the fund must invest 80% of its assets in the type of investment industry, country, or geographic region suggested by the name. The Staff stated in the releases proposing and adopting the Names Rule that the Names Rule does not apply to fund names that describe a fund’s investment style or strategy.1

The Registrant respectfully believes that its use of “sustainable” in the Fund’s name suggests a type of investment process as opposed to a particular type of investment. In addition, the Registrant believes that disclosure regarding the investment team’s sustainability assessment is robust and detailed, providing investors with a clear description of the process. As discussed in the disclosure, the team uses both subjective and objective ESG factors, among other factors, to evaluate a company’s target price rather than to seek to identify companies as “sustainable” or not. The disclosure also makes clear that the team’s sustainability assessment is not a screen that the investment team uses to “exclude companies from potential investment” or invest a certain percentage of the Fund’s portfolio in “sustainable” issuers, but rather a process the team uses “to measure the influence of a company’s ESG-related risks on its potential sustainable earnings and stock price.” Accordingly, the Registrant respectfully reiterates its belief that the Names Rule does not apply to its use of “sustainable” in the Fund’s name and respectfully declines to make the requested change.

Statement of Additional Information

2.

Comment: The Staff requests that the Registrant disclose in the “Proxy Voting” section of the Statement of Additional Information (“SAI”) that Artisan Partners intends to approach ESG-related proxy issues in a manner consistent with its response in the Initial Response Letter.

Response: In response to the Staff’s supplemental comment, the Registrant confirms that the following disclosure will be added to the end of existing disclosure in the aforementioned section of the SAI:

Artisan Partners generally votes proxies on ESG matters on a case-by-case basis and does not have predetermined guidelines on how it will vote on ESG-related proxy issues.

[1]

The Registrant further notes that the Staff recently published a request for comments on the Names Rule, in which the Staff sought comments as to whether “the Names Rule [should] apply to terms such as ‘ESG’ or ‘sustainable’ that reflect certain qualitative characteristics of an investment.” See Request for Comments on Fund Names, Investment Company Act Rel. No. 33809 (Mar. 2, 2020). The Registrant believes that this request for comment further demonstrates that the Names Rule does not currently require funds with “sustainable” in their name to adopt an 80% investment policy.

Simpson Thacher & Bartlett LLP
U.S. Securities and Exchange Commission	-3-	April 27, 2022

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Please do not hesitate to call me at 202-636-5548 if you have any questions or require additional information.

Regards,

/s/ Benjamin J.G. Ruano
Benjamin J.G. Ruano

CC:	Sarah A. Johnson

Laura E. Simpson

Young Kyung Lee

Nathan D. Briggs